Exhibit 21.1

SUBSIDIARIES OF WALDENCAST PLC.

Name of Subsidiary	Jurisdiction of Organization

Obagi Holdco 1 Limited	Cayman Islands
Obagi Merger Sub, Inc.	Jersey
Obagi Holdco 2 Limited	Jersey
Waldencast Partners LP	Cayman Islands